SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F  X      Form 40-F
                     -----             -----

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

            Yes               No  X
               -----            -----

            (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

            N/A


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This Form 6-K consists of:

An indicative announcement on the increase of the results of 2004 made by China Petroleum & Chemical Corporation on January 19, 2005 in English.

                   CHINA PETROLEUM AND CHEMICAL CORPORATION
          (a joint stock limited company incorporated in the People's
                  Republic of China with limited liability)
                               (Stock code: 386)

        INDICATIVE ANNOUNCEMENT ON THE INCREASE OF THE RESULTS OF 2004
                      (OVERSEAS REGULATORY ANNOUNCEMENT)

|------------------------------------------------------------------------------|
|Summary                                                                       |
|                                                                              |
|The Company and all members of its board of directors warrant the             |
|authenticity, accuracy and completeness of the information contained in this  |
|announcement and the information herein does not contain any                  |
|misrepresentation, misleading statement or material omission.                 |
|------------------------------------------------------------------------------|

 The board is pleased to announce that the Company estimates on a preliminary basis that, based on the People's Republic of China Accounting Rules and Regulations and according to unaudited data of the Company, its consolidated net profit for 2004 is likely to record an increase of more than 50% compared to that in 2003. The increase was principally caused by the Company taking benefit of favourable market opportunities, its efforts in improving its internal structure and operating output and its ability to maintain stable operating conditions.

 The above information is only a preliminary estimate of the Company and is not audited by the Company's auditors. Detailed financial information of the Company will be disclosed in the Annual Report for 2004 of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

 This announcement is made in accordance with the relevant requirements of the Shanghai Stock Exchange and rule 13.09(2) of the Hong Kong Listing Rules relating to simultaneous release of information.


                                                  By Order of the Board
                                                         CHEN GE
                                           Secretary to the Board of Directors

 Beijing, the PRC, 19 January 2005

 As at the date of this announcement, the directors of the Company are:
 Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.


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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                  ------------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: January 19, 2005